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                                                                    EXHIBIT 3.26

                                 VIDEOTRON LTEE
                                (THE "COMPANY")

                               BY-LAW NO. 2005-1

Article 1 of By-law no. 3 contained in the General By-laws of the Company is amended as follows:

    "ARTICLE 1. OFFICERS The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties, in addition to those specified in the by-laws of the Company, such as directed from time to time by the Board of Directors. The same person may hold more than one office, provided however that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board need be a director of the Company."

Adopted by the Board of Directors and ratified by the shareholders on October 18, 2005.